

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2024

Roberto Mora
Chief Financial Officer
Kinetic Group, Inc.
2801 NW 74th Avenue
Miami, FL 33122

      Re: Kinetic Group, Inc.
          Form 10-K for the Fiscal Year Ended September 30, 2023
          Form 10-Q for the Fiscal Quarter Ended March 31, 2024
          Response dated July 9, 2024
          File No. 333-216047

Dear Roberto Mora:

We have reviewed your July 9, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 6, 2024 letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2024

Consolidated Financial Statements, page 4

1.   We have reviewed your response to prior comment 1 noting you concluded this error was quantitatively material and intend to include all the appropriate disclosures under ASC 250-10-50-7 and 9. Based on this and the fact that you filed an Item 4.02 stating your financial statements for the period beginning June 2022 to present day should not be relied upon, please clarify if you intend to restate your financial statements and when the restated financial statements will be filed.

2.   We have reviewed your response to prior comment 2 noting you engaged an independent CPA firm to review your interim financial statements. We note from your Item 4.01 Form 8-K filed on May 3, 2024, that you engaged BGM Consulting LLC to oversee your books and records. As BGM Consulting, LLC is not an independent registered public accounting firm and you have not filed an Item 4.01 Form 8-K indicating you have engaged an

independent registered public accountant, please tell us how you have determined you have complied with the requirements of Rule 8-03 of Regulation S-X and how you determined that your Form 10-Q is not substantially deficient.

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 7

3.   We have reviewed your response to prior comment 3 noting it does not appear to address our comment, therefore it is being reissued. Given the fact that you have restated your previously issued financial statements due to an error, please tell us why you did not disclose that these restatements were indicative of a material weakness in your internal control over financial reporting to comply with Item 308(a)(3) of Regulation S-K, and tell us how your officers determined that your disclosure controls and procedures were effective despite such material weakness in your internal controls over financial reporting.

Please contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services